AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

82-34639

SEC#82-5258

04035423

1July 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 1 July 2004, and by virtue of our requirements under Rule 12g3-2(b), are providing you with a copy of this.

Yours sincerely

Neil Leggett
Company Secretary

dlw 7/13

Encl/

AGENIX

Company Announcement

Agenix wins $1.13 million AusIndustry R&D START grant for ThromboView®

1 July 2004

Brisbane-based biotechnology company, Agenix Limited [ASX: AGX, NASDAQ OTC: AGXLY] today announced its wholly-owned subsidiary AGEN Biomedical Limited has been awarded a $1,128,758 Australian Government R&D START grant.

The grant will be used to further fund the development of ThromboView®, the Company's breakthrough blood clot diagnostic imaging technology that is about to enter Phase II clinical trials after successful human testing in Phase I trials. AGEN Biomedical was also the recipient of a $1.98 million R&D START grant in March 2003.

The R&D START grant follows last month's release of an independent report that increased ThromboView's® projected peak sales from approximately $320 million to $570 million within eight years of launch, and increased the value of the technology to $180 million.

Federal Industry Minister, Ian Macfarlane, congratulated AGEN on the R&D Start grant and highlighted the project's tremendous potential return to Australia.

"The development of new technology, like this revolutionary blood clot technology, is what the R&D Start program is all about - turning good ideas into workable models and then commercial realities," said Mr Macfarlane.

"The project's progress to date indicates a good probability of commercialisation and the grant will allow AGEN to develop Phase II clinical trials and manufacture material needed for those trials. If successful, ThromboView® will be a major aid to an accurate diagnosis of blood clots around the world," he said.

Agenix Managing Director, Mr Don Home, said the R&D START grant was further recognition of the commercial focus driving the Company's R&D program.

"Our R&D function is centred on achieving commercial outcomes, not on open-ended research," Mr Home said.

"ThromboView® is a world class technology being developed specifically to target a huge global demand for more effective detection of blood clots. The product has advanced rapidly in just three years of development, and the START grant will help us accelerate commencement of Phase II trials later this year."

ThromboView® uses radiolabelled antibodies to locate blood clots in the body. Its development targets the US$3 billion global clot diagnostic imaging market, and is on track for commercialisation by 2008.

A key potential competitive advantage of Thromboview® over other imaging technologies is its ability to image both Deep Vein Thrombosis (DVT) and Pulmonary Emboli (PE) using a single test. PE is the third largest cause of cardiovascular death after heart attacks and stroke and kills an estimated 60,000 each year in the US alone.

The independent report into the Company's commercialisation plan and financial model for ThromboView® found that both are reasonable and have a probability of success which is equal to or higher than for other pharmaceutical products at an equivalent development stage.

The START program fosters innovation by providing grants and loans which help Australian industry undertake research and development and commercialise the results. It is designed to:

- increase the number of R&D projects with high commercial potential undertaken by companies
- foster increased commercialisation of the outcomes of R&D projects
- foster collaborative R&D and related activities, through companies working with each other or with research institutions.

- ENDS -

For further information, please contact:

Donald Home
Managing Director
Agenix Limited
Ph: 0438 500 255

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: 07 3229 4499

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix sells its products to more than 50 countries.

Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US$3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its R&D START scheme, and has received grants of $1.98 million in 2003 and $1.13 million in 2004. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

RECEIVED
2004 JUL 13 A 8:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC#82-5258

30 June 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 28 June 2004, and by virtue of our requirements under Rule 12g3-2(b), are providing you with a copy of this.

Yours sincerely

Neil Leggett
Company Secretary

Encl/

AGENiX

Company Announcement

AGEN settles Synbiotics litigation

28 June 2004

Agenix Limited subsidiary, AGEN Biomedical and Synbiotics Corporation today announced they have agreed to a settlement resolving the litigation regarding patent and contractual matters which commenced in September 2003.

Neither party admitted any liability and both will make application to the respective courts to have their respective cases dismissed with prejudice.

Agenix Limited Managing Director, Mr Donald Home, said the settlement was a good commercial outcome by providing certainty for the business and freedom to operate.

"The litigation had been restricting our ability to grow sales as we had been unable to appoint new distributors through this period of uncertainty," Mr Home said.

"Over the next couple of months, we will sign up the additional distributors that have been under negotiation and expect their annual contribution will match or exceed that of Vedco driving our future animal health growth."

AGEN appointed Vedco Inc in September 2003 as its US distributor for animal health products and sales are running ahead of forecast. Approximately $2.5 million of product was sold in the first six months of the arrangement and AGEN expects sales growth to continue with the current settlement.

"While we acknowledge the Synbiotics dispute has been a costly and time consuming process, we were and remain confident of the position that AGEN had in respect of this matter," Mr Home said.

Mr Home said that with this issue resolved, the company is very confident of its ability to significantly grow its animal health sales in the US through Vedco and other distributors now under negotiation.

"This settlement will reduce our overall product costs by relieving some royalty payments and reducing the price of biologics used in manufacturing," he said.

"It also provides greater certainty about the long term supply to AGEN of biological materials from Synbiotics."

Under the agreement AGEN can purchase certain biological products from Synbiotics to be used by AGEN in the manufacture of specific animal health products. AGEN will pay a percentage of the sales of product containing those biologics to Synbiotics.

In addition, AGEN has licensed Synbiotics to its European FIV Patent and Synbiotics has licensed AGEN to its US Canine Heartworm patent and also the use of the Japanese WITNESS Trade Mark.

"It resolves past legal issues, provides certainty going forward and enables us to completely focus on the future to grow our animal health business globally," Mr Home said.

Mr Home said it was important for Agenix to settle the dispute with Synbiotics prior to the end of financial year in order to limit the impact of the legal costs.

"The settlement with Synbiotics, while positive, has come at a high cost in terms of legal expenses this year," Mr Home said.

"It means we can begin the 2005 financial year knowing we will gain the benefits of a full 12 months of sales and distribution of our animal health products globally, at a reduced price, and without any lingering costs associated with the dispute."

The litigation against Synbiotics concerned the alleged infringement of Synbiotics' United States Patent for canine heartworm diagnostics and related supply contract issues.

The previous agreement with Synbiotics for the US distribution of AGEN Animal Health products was terminated in April 2003.

ENDS

For more information contact:

Donald Home
Managing Director
Agenix Limited
Ph: +61 (7) 3370 6396
M: +61 (0) 438 500 255

Joanne Pafumi or Chris Cosgrove
Rowland Communication Group
Ph +61 (7) 3229 4499

Agenix Limited [ASX:AGX, NASDAQ OTC:AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com